                                                              FILE NO.  811-9170

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO

                                  FORM N-8B-2

        Registration Statement of Unit Investment Trust Pursuant to Section 8(b) of the Investment Company Act of 1940.


                          ___________________________

                            DIAMONDS TRUST, SERIES 1

              (AND SUBSEQUENT TRUSTS AND SIMILAR SERIES OF TRUSTS)

                          ___________________________

[X]  Not the issuer of periodic payment plan certificates.

[ ]  Issuer of periodic payment plan certificates.

     Amending items: Exhibits

Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this amendment to the registration statement to be duly signed on behalf of the registrant in the City of New York and the State of New York on the 12th of January, 1998.

                              Signature:  DIAMONDS Trust, Series 1
                                          ------------------------
                                         (Name of Registrant)

                              By:  PDR Services Corporation
                                   -------------------------------

                              (Name of sponsor, trustee or custodian)

                              By: ________________________________
                                     Joseph Stefanelli
                                     President of Sponsor

Attest:
       ------------------------
       (Name)

       ------------------------
       (Title)
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                                    EXHIBITS

The following Exhibits are filed herewith:

     Exhibit A (1)      Standard Terms and Conditions of Trust between PDR
                        Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee dated as of January 1, 1998.

     Exhibit A (5)      The form of the Trust's security (included as Exhibit B
                        to Exhibit A(1) listed above).

     Exhibit A(3)       Distribution Agreement among PDR Services Corporation,
                        Inc., as Sponsor, the Trust, and ALPS Mutual Funds
                        Services, Inc., as Distributor, effective as of December
                        1, 1997.

     Exhibit A(6)       Certificate of Incorporation and By-laws of PDR Services
                        Corporation incorporated by reference to Exhibit No.
                        A(6) to Amendment No. 1 to Form S-6 for the MidCap SPDR
                        Trust, Series 1, filed with the Securities and Exchange
                        Commission on April 27, 1995 (File No. 33-89088).

     Exhibit A(9)       Depository Agreement among State Street Bank & Trust
                        Company, as Trustee, PDR Services Corporation, Inc., as
                        Sponsor and The Depository Trust Company as the
                        Depository, dated January 12, 1998 with respect to services rendered to the Trust.

     Exhibit A(9)(a)    License Agreement among Dow Jones & Company, Inc., the
                        American Stock Exchange and the Sponsor dated as of June
                        5, 1997, filed on January 14, 1998 with the Secretary of the Securities and Exchange Commission under separate cover.

     Exhibit A(9)(b)    Form of Participant Agreement to be entered into among
                        the Distributor, the Trustee and various broker-dealers, as Participants .

                                                                    EXHIBIT A(1)


================================================================================



                                DIAMONDS TRUST,

                                    SERIES 1

                                      and

                           ANY SUBSEQUENT AND SIMILAR
                                 SERIES OF THE

                                 DIAMONDS TRUST


                                 STANDARD TERMS

                                      AND

                              CONDITIONS OF TRUST

                          DATED AS OF JANUARY 1, 1998


                                    between

                            PDR SERVICES CORPORATION
                                   as Sponsor

                                      and

                      STATE STREET BANK AND TRUST COMPANY
                                   as Trustee


                           Effective JANUARY 13, 1998

================================================================================
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                             TABLE OF CONTENTS

                                                                        Page
                                                                        ----

ARTICLE I         Definitions

            Accumulation Period............................................  4
            Adjustment Amount..............................................  4
            Adjustment Day.................................................  4
            Agreement......................................................  4
            Authorized Officer.............................................  5
            Balancing Amount...............................................  5
            Beneficial Owner...............................................  5
            Business Day...................................................  5
            Cash Component.................................................  5
            Cash Redemption Payment........................................  5
            CNS System.....................................................  6
            CPI-U..........................................................  6
            Creation Unit..................................................  6
            Depositor......................................................  6
            Depository.....................................................  7
            Depository Agreement...........................................  7
            DIAMONDS . . . . . . . . . . . . . . . . . . . . ..............  7
            DIAMONDS Clearing Process......................................  7
            DIAMONDS Unit..................................................  8
            Distributor....................................................  8
            Discretionary Termination Amount...............................  8
            Dividend Equivalent Payment....................................  8
            Dividend Payment Date..........................................  9
            DJIA . . . . . . . . . . . . . . . . . . . . . . ..............  9
            Dow Jones......................................................  9
            DTC Participant................................................  9
            Evaluation Time................................................  9
            Ex-Dividend Date...............................................  9
            Exchange.......................................................  10
            Global Security................................................  10
            Income.........................................................  10
            Indenture......................................................  10
            Index Securities...............................................  10
            Indirect Participant...........................................  10
            Initial Date of Deposit........................................  11
            Initial Portfolio Deposit......................................  11
            Internal Revenue Code..........................................  11

                                       I
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            License Agreement.............................................. 11
            Mandatory Termination Date..................................... 11
            NAV Amount .............. . . . . . . . . . . . . . . . . . . . 11
            NSCC........................................................... 12
            Participant Agreement.......................................... 12
            Participating Party............................................ 12
            Portfolio...................................................... 12
            Portfolio Deposit.............................................. 12
            Portfolio Deposit Amount....................................... 13
            Prospectus..................................................... 13
            Record Date.................................................... 13
            Redemption Date................................................ 13
            Regulated Investment Company................................... 13
            Request Day.................................................... 13
            Securities..................................................... 14
            Series......................................................... 14
            Sponsor........................................................ 14
            Sponsor Indemnified Party...................................... 15
            Transaction Fee................................................ 15
            Trust or Trust Fund............................................ 15
            Trust Fund Evaluation.......................................... 15
            Trustee........................................................ 15
            Trustee Indemnified Party...................................... 16

ARTICLE II Declaration of Trust; Deposit of Securities; The Portfolio; Creation and Issuance of DIAMONDS Units in Creation Unit Size Aggregations

      Section 2.01.Declaration of Trust.................................... 16
      Section 2.02.Deposit of Securities................................... 17
      Section 2.03.Creation and Issuance of Creation Units................. 18
      Section 2.04.Portfolio and Portfolio Deposit Adjustments............. 24
      Section 2.05.Bank Accounts........................................... 33

ARTICLE III Administration of Trust

      Section 3.01.Collection of Income.................................... 33
      Section 3.02.Collection of Other Moneys.............................. 34
      Section 3.03.Establishment of Reserves............................... 35
      Section 3.04.Certain Deductions and Distributions.................... 36
      Section 3.05.Statements and Reports.................................. 44
      Section 3.06.Purchase and Sale of Securities......................... 44
      Section 3.07.Substitute Securities................................... 45
      Section 3.08.Counsel................................................. 46

                                       II
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      Section 3.09.Sale by Trustee......................................... 46
      Section 3.10.Action by Trustee Regarding Voting...................... 47
      Section 3.11.Book-Entry-Only System; Global Security................. 47

ARTICLE IV  Evaluation of Securities

      Section 4.01.Evaluation of Securities................................ 53
      Section 4.02.Responsibility of the Trustee........................... 54
      Section 4.03.Continued Qualification as Regulated Investment Company. 55

ARTICLE V         Trust Fund Evaluation and Redemption of Creation Units

      Section 5.01.Trust Fund Evaluation................................... 55
      Section 5.02.Redemption of DIAMONDS in Creation Unit Size
                   Aggregations............................................ 55

ARTICLE VI  Transfer of DIAMONDS in Creation Unit Size Aggregations

      Section 6.01.Transfer of DIAMONDS in Creation Unit Size Aggregations. 60

ARTICLE VII       Sponsor

      Section 7.01.Responsibility and Duties............................... 60
      Section 7.02.Certain Matters Regarding Successor Sponsor............. 61
      Section 7.03.Resignation of Sponsor; Successors...................... 62
      Section 7.04.Liability of Sponsor and Indemnification................ 63

ARTICLE VIII      Trustee

      Section 8.01.General Definition of Trustee's Rights, Duties and
                  Responsibilities......................................... 65
      Section 8.02.Books, Records and Reports.............................. 70
      Section 8.03.Indenture and List of Securities on File................ 71
      Section 8.04.Compensation of Trustee................................. 72
      Section 8.05.Indemnification of Trustee.............................. 73
      Section 8.06.Resignation, Discharge or Removal of Trustee; Successors 74
      Section 8.07.Qualifications of Trustee............................... 77
      Section 8.08.Trustee's Duties Expressly Provided for Herein.......... 77

ARTICLE IX  Termination

      Section 9.01.Procedure Upon Termination.............................. 78
      Section 9.02.Moneys to Be Held Without Interest to Beneficial Owners. 82
      Section 9.03.Dissolution of Sponsor Not to Terminate Trust........... 82

                                      III
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ARTICLE X         Miscellaneous Provisions

      Section 10.01.Amendment and Waiver................................... 83
      Section 10.02.Registration (Initial and Continuing) of DIAMONDS...... 84
      Section 10.03.License Agreement with Dow Jones & Company, Inc........ 85
      Section 10.04.Certain Matters Relating to Beneficial Owners.......... 85
      Section 10.05.New York Law to Govern................................. 86
      Section 10.06.Notices................................................ 87
      Section 10.07.Severability........................................... 87
      Section 10.08.Separate and Distinct Series........................... 88
      Section 10.09.Counterparts........................................... 88

                                       IV